ALBERTA COMPLIANCE SERVICES INC.

03003093

RECEIVED JAN 07 2003 SEC MAIL PROCESSING SECTION WASH D.C. 155

PROCESSED JAN 22 2003 THOMSON FINANCIAL

December 13, 2001

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Applied Gaming Solutions of Canada Inc.
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. Consolidated Financial Statements for the Nine Months Ending Sept 30, 2001
2. BCSC Form 51-901F

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate

dlw 1/14

Encl.

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
*Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com*

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Applied Gaming Solutions

November 29, 2001

Dear Reader

The Third Quarter Interim Financial Statements have been revised to include notes to the financial statements that were omitted from the original filing.

We apologize for this oversight.

Applied Gaming Solutions of Canada Inc.

1000, 100– 4 Avenue SW • Calgary, AB, Canada T2P 2N3 • Tel: (403) 266-8900 • Fax: (403) 266-8909 •
www.ags.ca

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APPLIED GAMING SOLUTIONS OF CANADA INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2001
(UNAUDITED)

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APPLIED GAMING SOLUTIONS OF CANADA INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

AS AT	September 30, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ 284,842
Accounts receivable	154,951	111,931
Prepaid expenses	3,292	16,046
	158,244	412,819
CAPITAL ASSETS	1,634,574	1,884,160
DEFERRED DEVELOPMENT COSTS	309,878	59,824
PRE-OPERATIONAL COSTS	-	
	$ 2,102,695	$ 2,356,803
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank overdraft	$ 3,351	
Accounts payable	11,054,272	8,601,481
Short-term loans	2,250,000	2,250,000
	13,307,623	10,851,481
LONG-TERM DEBT	500,000	500,000
	13,807,623	11,351,481
SHAREHOLDERS' EQUITY		
Share capital	15,777,996	14,708,034
Deficit	(27,482,924)	(23,702,712)
	(11,704,927)	(8,994,678)
	$ 2,102,695	$ 2,356,803

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APPLIED GAMING SOLUTIONS OF CANADA INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(UNAUDITED)

	FOR THE NINE MONTHS ENDED SEPTEMBER 30		FOR THE THREE MONTHS ENDED SEPTEMBER 30	
	2001	**2000**	**2001**	**2000**
REVENUES	$ 52,186	$ 55,748	$ 17,166	$ 20,562
DIRECT EXPENSES	-	-	-	-
	52,186	55,748	17,166	20,562
OTHER EXPENSES				
General and administrative	1,906,094	2,521,868	655,647	688,582
Interest on Short Term Loans	1,542,438	1,214,530	546,509	464,121
Interest on Long Term Loans	87,266	64,887	31,268	23,250
Depreciation and Amortization	296,600	983,169	98,870	327,192
	3,832,398	4,784,454	1,332,293	1,503,145
NET LOSS (INCOME) FROM CONTINUING OPERATIONS	3,780,212	4,728,706	1,315,128	1,482,584
GAIN (LOSS) FROM DISCONTINUED OPERATIONS	-	-	-	-
	-	-	-	-
NET LOSS (INCOME)	3,780,212	4,728,706	1,315,128	1,482,584
DEFICIT, BEGINNING OF PERIOD	23,702,712	11,394,176	26,167,796	14,640,298
DEFICIT, END OF PERIOD	$27,482,924	$16,122,882	$27,482,924	$16,122,882
WEIGHTED AVERAGE SHARES OUTSTANDING	32,382,910	24,752,967	32,382,910	24,752,967
LOSS (INCOME) PER SHARE	$ 0.12	$ 0.19	$ 0.04	$ 0.06

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APPLIED GAMING SOLUTIONS OF CANADA INC.
CONSOLIDATED STATEMENT OF CASH FLOW
(UNAUDITED)

	FOR THE NINE MONTHS ENDED SEPTEMBER 30		FOR THE THREE MONTHS ENDED SEPTEMBER 30	
	2001	**2000**	**2001**	**2000**
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:				
Net income (loss)	$ (3,780,212)	$ (4,728,706)	$ (1,315,128)	$ (1,482,584)
Items not involving cash:				
Amortization	296,600	983,169	98,870	327,192
Cash flow (outflow) from operations	(3,483,612)	(3,745,538)	(1,216,258)	(1,155,392)
Change in non-cash working capital balances	2,422,524	2,990,437	1,005,937	1,177,876
	(1,061,088)	(755,101)	(210,321)	22,484
Discontinued Operations	-	-		
FINANCING:				
Issue of common shares, net of issue costs	1,069,962	850,403	213,180	51,192
Issue of preferred shares	-	-	-	-
Proceeds on short term loan	-	-	-	-
Proeeds on loan from related party	-	-	-	-
Bank loans	-	-	-	-
Long term debt	-	-	-	-
Cheques issued in excess of cash on hand	3,351	-	(2,859)	-
	1,073,313	850,403	210,321	51,192
INVESTMENT:				
Cash effect of acquisition of business, net	-	-	-	-
Acquisiton of capital assets, net	(40,198)	-	-	-
Increase in deferred development costs	(256,869)	-	-	-
Acquisition of business	-	-	-	-
	(297,067)	-	-	-
INCREASE (DECREASE) IN CASH POSITION	(284,842)	95,302	-	73,676
CASH POSITION, BEGINNING OF PERIOD	284,842	(42,108)	-	(20,482)
CASH POSITION, END OF PERIOD	$ -	$ 53,194	$ -	$ 53,194

Cash position comprises cash net of bank overdraft.

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Applied Gaming Solutions of Canada Inc.
Consolidated Financial Statements for the Nine Months Ending September 30, 2001
(Unaudited)

Notes to Consolidated Financial Statements

1. The accounting policies and methods of their application in these financial statements are unchanged from the most recent annual financial statements and therefore should be read in conjunction with the most recent annual financial statements.

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Corporate Information

Directors

David A. Aftergood
Calgary, Alberta

Peter C. Wallis
Calgary, Alberta

Dale Laniuk
Vegreville, Alberta

James F. Kelleher, PC, QC
Toronto, Ontario

Alek Krstajic
Toronto, Ontario

Larry W. Ruptash
Vegreville, Alberta

Officers

David A. Aftergood
President and Chief Executive Officer

Michael Blank
Chief Financial Officer

Legal Counsel

Armstrong Perkins Hudson
Suite 1600, 407 – 2 Street SW
Calgary, Alberta T2P 2Y3

Auditors

Dick Cook Schulli
Suite 555, 999 – 8 Street SW
Calgary, Alberta T2R 1J5

Transfer Agent

Computershare Trust Company of Canada
Suite 600, 530 – 8 Avenue SW
Calgary, Alberta T2P 3S8

Stock Exchange Listing

Canadian Venture Exchange
Trading Symbol – "AGC"

Corporate Offices

Suite 1000, 100 – 4 avenue SW
Calgary, Alberta T2P 3N2
Telephone: (403) 266-8900
Facsimile: (403) 266-8909
Website: www.ags.ca

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FORM 51-901F
QUARTERLY REPORT

Incorporated as part of:

______	Schedule A
X	Schedule B & C

(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	Applied Gaming Solutions of Canada Inc.
ISSUER'S ADDRESS:	1000 100 4 Avenue, S. W. Calgary, Alberta T2P 3N2
ISSUER TELEPHONE NUMBER:	(403) 266 8900
ISSUER FACSIMILE NUMBER:	(403) 266 8909
CONTACT PERSON:	Michael Blank
CONTACT'S POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(403) 266 8900
FOR QUARTER ENDED:	September 30, 2001
DATE OF REPORT:	November 30, 2001
CONTACT E-MAIL ADDRESS	mblank@ags.ca
WEB SITE ADDRESS	ags.ca

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHEDAND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARDOF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David Aftergood	"David Aftergood	01-11-30
NAME OF DIRECTOR		DATE SIGNED (YY/MM/DD)
Peter Wallis	"Peter Wallis"	01-11-30
NAME OF DIRECTOR		DATE SIGNED (YY/MM/DD)

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FORM 51-901F

B.C. SECURITIES COMMISSION

QUARTERLY REPORT

FOR
APPLIED GAMING SOLUTIONS OF CANADA INC.

FOR THE NINE MONTHS ENDED SEPTEMBER 30 2001

SCHEDULE A: **Financial Information**

- see Financial Statements accompanying this Form 51-901F.

SCHEDULE B: **Supplementary Information**

1. The major components of deferred development costs are:

	2001
Salaries/consulting fees	$2,977,055
License fees	772,921
Marketing and technical support	2,567,202
Office and supplies	688,969
Travel	494,873
Insurance	113,493
Financing fee	50,000
Legal and accounting	18,746
Other projects	17,640
	7,700,899
Less:	
Amortization	1,891,021
Write-down of deferred developments costs	5,500,000
	$ 309,878

An evaluation of the carrying value of deferred development costs was performed in 2000 and it was determined that the carrying value exceeded the expected undiscounted cash flows by $5,500,000. Accordingly, a write-down was recognized and charged to operations in 2000.

2. The major components of General & Administration costs are:

	2001
Consultant fees	$ 136,827
Dues, subscription & licenses	694,590
Salaries and benefits	369,502
Foreign exchange (gain) loss	391,917
Insurance	32,024
Office expense	25,516

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Professional fees	42,338
Public company costs	22,389
Rent expense	60,376
Telephone &communications expense	15,385
Travel & promotion	78,681
AGS Vietnam office	36,549
	$1,906,094

3. Related Party Transactions

There were no related party transaction during the reporting period.

4. Securities issued and options granted

Common Shares

Date	Type of Issue	Price	Number	Value
31-Jan-01	Exercise of Options	0.16	80,000	12,800
31-Jan-01	Private Placement	0.20	3,000,000	600,000
27-Mar-01	Private Placement	0.20	487,500	97,500
12-Apr-01	Exercise of Options	0.16	202,500	32,400
12-Apr-01	Private Placement	0.20	375,000	75,000
12-Apr-01	Services Rendered	0.22	309,091	68,000
4-May-01	Exercise of Options	0.16	91,750	14,680
8-Jun-01	Exercise of Options	0.10	450,000	45,000
10-Jul-01	Services Rendered	0.22	79,545	17,500
11-Sep-01	Services Rendered	1.05	80,000	84,000
11-Sep-01	Exercise of Options	0.16	25,000	4,000
11-Sep-01	Exercise of Options	0.10	50,000	5,000
11-Sep-01	Exercise of Options	0.20	100,000	20,000

Options

Name	Number	Exercise Price	Issue Date	Expiry Date
Directors				
Peter Wallis	35,000	0.20	February 21, 2001	February 21, 2006
James Kelleher	25,000	0.20	February 21, 2001	February 21, 2006
Larry Ruptash	25,000	0.20	February 21, 2001	February 21, 2006
Dale Laniuk	25,000	0.20	February 21, 2001	February 21, 2006
Alek Krstajic	75,000	0.20	February 21, 2001	February 21, 2006
Employees				
	400,000	0.16	January 26, 2001	January 26, 2006
	100,000	0.20	February 21, 2001	February 21, 2006
	500,000	0.10	May 31, 2001	May 31, 2002

5. Share capital:

(a) Authorized:

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Unlimited number of common shares

Unlimited number of preferred shares issuable in series with terms and conditions to be determined by the Board of Directors

700,000 Convertible preferred shares Series 1

250,000 preferred shares Series 2

(b) Pooling arrangements:

As at September 30, 2001, there were no pooled common shares that remain subject to the pooling agreements.

(c) Issued:

	Amount	Number of Shares
Common shares:		
Balance, December 31, 2000	28,360,195	14,708,034
Issued for cash on public offering	-	-
Issued for cash on private placement	3,862,500	772,500
Issued on exercise of options	999,250	133,880
Issued on exercise of warrants	-	-
Issued for services	468,636	169,500
Share issue costs	-	(5,918)
Balance, September 30, 2001	33,690,581	15,777,996

	Amount	Number of Shares
Preferred shares:		
Balance, September 30, 2001	250,000	250,000

(d) Stock options:

The following table sets forth a reconciliation of stock options granted, exercised and cancelled during the period ended September 30, 2001:

	Shares		Exercise Price
Outstanding at beginning of period	2,370,355	$	0.45 (average)
Granted	1,185,000		0.14 (average)
Exercised	999,250		0.13 (average)
Cancelled	5,000		0.53

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Outstanding and exercisable, end of period	2,551,105	$	0.43 (average)

Options outstanding:

Number	Exercise Price	Expiry Date
750	0.16	January 26, 2002
65,000	0.50	April 21, 2002
3,000	0.50	May 29, 2002
590,000	0.50	July 6, 2003
100,000	0.60	April 8, 2004
50,000	0.91	June 23, 2004
372,500	0.53	November 14, 2004
475,000	0.46	January 25, 2005
56,522	0.46	April 18, 2005
653,333	0.30	May 23, 2005
185,000	0.20	February 21, 2006
2,551,105		

6. Directors and Officers

Directors

David A. Aftergood
Peter C. Wallis
Dale Laniuk
James F. Kelleher, PC, QC
Larry W. Ruptash

Officers

David A. Aftergood
President and Chief Executive Officer

Michael Blank
Chief Financial Officer

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SCHEDULE C: Management Discussion and Analysis

Applied Gaming Solutions of Canada Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The principal business of the Company is to research, develop, manufacture, operate and manage lottery gaming central systems.

General

Accounts Payable

Included in accounts payable is a significant debt denominated in U.S. dollars. Much of the increase in accounts payable in the quarter is due to the decline of the Canadian dollar.

General and Administrative Expenses

The increase in these expenses over the same period in 2000 can also be attributed to foreign exchange losses on the U.S. dollar denominated debt.

Interest Expense

The increase in both long and short term interest expense can be attributed to the compounding effect of interest on both short and long term debt.

Depreciation and Amortization

Depreciation and amortization have decreased due to the write-down of deferred development costs in the last quarter of 2000.

Deferred Development Costs

$257,000 was expended by the Company for consultants and the set-up of an office in Ho Chi Mihn City in anticipation of the Ho Chi Mihn City Lottery contract. Amortization of these expenditures will commence once the Ho Chi Mihn City Project is operational.

Legal Proceedings and Contingent Liabilities

The Company made a claim against a former director and two consultants to the Corporation alleging, among other things, breach of contract due to the failure of the defendant to perform any services of value under the agreement with the Company. The same former director and consultants had previously commenced an action in the State of Nevada against the Company alleging breach of contract.

Pursuant to a Settlement Agreement entered into and effective March 5, 1999 between the Company and the former director and one of the consultants:

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(1) The Company's insurance carrier has paid to the former director and consultants U.S. $75,000 in satisfaction of expenses, payments of commissions, fees, emotional distress damages and/or costs. The individuals agree to waive all claims, rights or causes of action of or relating to fraud in the inducement or deceitful intentions regarding future payments or performance of obligation.

(2) In April 1999, the Company commenced payment of a total of U.S. $125,000 as severance payable in twenty-four installments of U.S. $5,208 per month.

(3) Subject to the approval of the Alberta securities regulators, the Company shall issue to the former director and consultant, 250,000 common shares of the Company. During the twenty-four month period from May 1999 to April 2001, the Company has the option to purchase the shares from the former director and consultants for the sum of One Dollar (U.S.) through April 2000 and shall have the first right of refusal to purchase the shares or any portion of the shares from May 2000 through April 2001. Through April 2001, the former director and consultants shall not sell, hypothecate or otherwise transfer or encumber the shares except that during the twelve months after April 2000, the former director and consultants may contract to sell the shares to a bona fide purchaser or on the open market for cash, by giving notice to the Company and subject to the right of first refusal of the Company.

The second consultant has not yet agreed to and signed the settlement agreement described above.

(d) The Company's former subsidiary Quantum is a defendant in a lawsuit claiming the defendants are indebted to the plaintiff in the amount of $1,286,947 plus interest, which indebtedness is secured by guarantees and a land mortgage. The other defendants in the action have also filed a third party notice against the Company in relation to this claim, alleging they are entitled to be indemnified by the Company in this claim. In addition, the Company has been named as a third party by the defendant in the same lawsuit for additional damages amounting to $175,000 plus interest and costs. The defendant is seeking indemnity for this amount from the Company pursuant to an alleged agreement. The Company is defending the claim and the third party notices. Pleadings are complete and document production is underway. At this time the outcome of the litigation is not predictable.

Material Contracts and Commitments

The Company entered into a Sales and Service agreement with Automated Wagering International, Inc. ("AWI") dated August 18, 1998 whereby AWI has agreed to sell to AGS certain equipment and services for use within the Socialist Republic of Vietnam. The Company agreed to purchase 345 lottery terminals for $1,483,645 U.S. payable as to $296,719 U.S. upon execution of the agreement and $593,538 U.S. 6 months after the execution of the agreement and $593,538 U.S. on the earlier of (i) 12 months from the execution of the agreement; (ii) the agreement by the Lottery Authority to pay the Company its capital costs; or (iii) the installation of a lottery terminal outside the Hanoi area.

The Company agreed to purchase processors for $109,000 U.S. of which $54,500 U.S. was payable upon execution of the agreement and the remaining $54,500 U.S. is payable upon commencement of on-line sales of lottery numbers in Hanoi.

The Company agreed to pay a $500,000 U.S. non-refundable license fee which was due on the date the Company executed an agreement to install on-line lottery terminals outside of the Hanoi area. The Company is also committed to pay a fee of $8,333 U.S. per month for 60 months commencing on the

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date the Company executes an agreement with the appropriate Vietnamese authority to install lottery systems outside the Hanoi area.

AWI agreed to provide technical support services for $1,500,000 U.S. and marketing services for $250,000 U.S. These fees are payable in six equal monthly installments commencing on the date of execution of the agreement.

In addition, the Company shall pay to AWI a maintenance fee of $50,000 U.S. per month for a period of 60 months commencing on the sale of the first lottery ticket in Hanoi.

In January 1999, the Company negotiated a revised payment schedule with AWI, whereby AWI has exercised the option to require that 75% of the revenues which the Company receives under the Hanoi Lottery Agreement be paid to AWI until such amounts owing are fully paid. In return for AWI's continued cooperation and forbearance in light of the delays the Company experienced in making past payments to AWI, the Company agreed to pay AWI 25% of the revenue the Company received under the Hanoi Lottery Agreement and 5% of the revenue which the Company receives from any future lottery in Vietnam. During 2000, $33,380 U.S. was paid from lottery revenues earned in the year At December 31, 2000, a balance of $6,403,703 ($4,270,559 U.S.) remains outstanding. Interest on overdue balances is charged at a rate of 1.5% per month.

Liquidity and Solvency

The financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has sustained operating losses and has used significant cash resources for operations in 2001. At September 30, 2001 the Company had a working capital deficiency of $13,149,379 and a deficit of $27,482,924. The Vietnam lottery in Hanoi, the Company's significant source of revenue, commenced operations on August 9, 1999 resulting in gross revenue of $52,186 for the nine months ended September 30, 2001. Management is attempting to secure financing with other lenders and is negotiating amendments to existing financing facilities with its lenders to improve terms of repayment.

The Company's continuance as a going concern is dependent upon its ability to generate future profitable operations, secure sources of financing, and the continued financial support of its lenders, creditors and shareholders. There can be no assurance that the present and long-term cash requirements of the Company and its subsidiary will be satisfied either from revenues from operations or from future financings. If the Company is unable to successfully secure adequate or satisfactory financing as required, there is the possibility that the Company may be unable to realize on its assets to discharge its liabilities in the normal course of business. If future events render the going concern assumption inappropriate, adjustments would be necessary to the carrying value of assets and liabilities and the reported operations in the financial statements.